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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No. 6)*

Scientific Games Corporation (f/k/a Autotote Corporation) (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
053323 10 1 (CUSIP Number)

John Frank
Managing Director and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 28, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.    / /

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 053323 10 1	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) / /
(b) /x/

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,487,600

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
4,487,600

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,487,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.09%

14	TYPE OF REPORTING PERSON*
IA, OO

*SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 053323 10 1	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
OCM Opportunities Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) / /
(b) /x/

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,352,968

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
4,352,968

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,352,968

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.68%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 4 of    8 Pages

Item 1.    Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Scientific Games Corporation (f/k/a Autotote Corporation), a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 750 Lexington Avenue, 25th Floor, New York, New York 10022.

Item 2.    Identity and Background

This Schedule 13D is filed on behalf of:

(1)
Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), in its capacity as general partner of the Fund and investment manager of the Oaktree Account (see below); and

(2)
OCM Opportunities Fund, L.P., a Delaware limited partnership (the "Fund").

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The Fund is a limited partnership which generally invests in the securities and other obligations of distressed entities. Oaktree is also the investment manager of a third party account (the "Oaktree Account") which invests in securities similar to those in which the Fund invests. Based on Oaktree's relationship with the Fund and the Oaktree Account, Oaktree may be deemed to beneficially own the shares of Common Stock held by both the Fund and the Oaktree Account.

(a)-(c) & (f)

Oaktree is the general partner of the Fund. The address of the principal business and principal office for Oaktree, the Fund and the portfolio managers is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The members and executive officers of Oaktree and the Fund are listed below. The principal address for each member and executive officer of Oaktree and the Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.

Page 5 of    8 Pages

Executive Officers & Members
Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
Russel S. Bernard	Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
Kevin L. Clayton	Principal
John W. Moon	Principal
John Frank	Managing Director and General Counsel
Portfolio Managers of the Fund
Bruce A. Karsh
David Richard Masson

(d)-(e)

During the last five years, neither Oaktree, the Fund, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Not Applicable.

Page 6 of    8 Pages

Item 4.    Purpose of Transaction

The shares of the Issuer's Common Stock described herein were acquired for investment purposes and for the purposes set forth below.

Oaktree, as the general partner of the Fund, will evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether to acquire or dispose of additional shares of the Issuer's Common Stock. The investment strategy of the Fund is generally to invest in the securities and other obligations of distressed entities. Some or all of the shares of the Issuer's Common Stock beneficially owned by Oaktree and the Fund may be sold, or additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions. Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, Oaktree may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.    Interest in Securities of the Issuer

  (a)
  As of the date of this Schedule 13D, the Fund owns and has sole power to vote and dispose of 4,352,968 shares of Common Stock of the Issuer (approximately 10.68% of the outstanding shares of the Issuer's Common Stock).

    As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the Fund and investment manager of the Oaktree Account, may be deemed to beneficially own 4,487,600 shares of Common Stock of the Issuer (approximately 11.09% of the outstanding shares of the Issuer's Common Stock).

  (b)
  Oaktree has discretionary authority and control over all of the assets of the Fund and the Oaktree Account pursuant to its status as general partner of the Fund and investment manager of the Oaktree Account, including the power to vote and dispose of the Issuer's Common Stock. Therefore, Oaktree has the power to vote and dispose of 4,487,600 shares of the Issuer's Common Stock.

    Page 7 of    8 Pages

  (c)
  The Fund sold the number of shares of the Issuer's Common Stock on each date set forth below in the open market at the price per share set forth opposite each date:

Date	Amount	Price Per Share

December 28, 2001	20,176	$8.7205
January 3, 2002	73,430	$8.8000
January 4, 2002	32,010	$8.8045
January 9, 2002	33,950	$8.6513
January 10, 2002	121,250	$8.5000
January 14, 2002	97,000	$8.8109
January 28, 2002	54,708	$9.0002

        The Oaktree Account sold the number of shares of the Issuer's Common Stock on each date set forth below in the open market at the price per share opposite each date:

Date	Amount	Price Per Share

December 28, 2001	624	$8.7205
January 3, 2002	2,270	$8.8000
January 4, 2002	990	$8.8045
January 9, 2002	1,050	$8.6513
January 10, 2002	3,750	$8.5000
January 14, 2002	3,000	$8.8109
January 28, 2002	1,692	$9.0002
  (d)
  During the last 60 days, neither the Fund nor the Oaktree Account has purchased any shares of the Issuer's Common Stock.

    Oaktree, as general partner of the Fund and investment manager of the Oaktree Account, may be deemed to beneficially own the shares of the Issuer's Common Stock which are owned by the Fund and the Oaktree Account. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement. Other than these transactions, neither the Fund nor Oaktree and, to the best of their knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer's Common Stock during the last 60 days.

  (e)
  None

  (f)
  Not applicable

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Oaktree, as general partner of the Fund and manager of the Oaktree Account, receives a management fee for managing the assets of the Fund and the Oaktree Account and has a carried interest in the Fund and earns an incentive fee from the Oaktree Account.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Fund.

Item 7.    Material to be filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1—	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Page 8 of    8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 29th day of January, 2002.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ JOHN FRANK John Frank Managing Director and General Counsel

OCM OPPORTUNITIES FUND, L.P.

By: Oaktree Capital Management, LLC Its: General Partner

By:	/s/ JOHN FRANK John Frank Managing Director and General Counsel

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SCHEDULE 13D
SCHEDULE 13D
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